Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2004 APR 30 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance		
Company:	United States [redacted] an	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	An... name) Vic... ement Bo...	Phone:	(48 76) 847 82 31
Company:	KG... olska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	27 April 2004	No of sheets:	1

04024713

SUPPL

Current report 24/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 20 April 2004 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company PHP "Mercus"-Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of PHP "Mercus"-Sp. z o.o. was increased by PLN 1 316.6 thousand through the creation of 2 328 shares having a nominal value of PLN 565.55 each.
The new shares were obtained by KGHM Polska Miedź S.A. (current report 8/2004 dated 11 March 2004).
The share capital of PHP "Mercus"-Sp. z o.o. after registration amounts to PLN 6 474.4 thousand and is divided into 11 203 shares of PLN 565.55 each.
Following registration of this change in share capital:
- KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.) owns 8 875 shares, representing 79.2% of the share capital of PHP "Mercus"-Sp. z o.o. and which grant the right to the same number of votes at the General Meeting,
- KGHM Polska Miedź S.A. owns 2 328 shares, representing 20.8% of the share capital of PHP "Mercus"-Sp. z o.o. and which grant the right to the same number of votes at the General Meeting.

The total number of votes arising from all issued shares after registration of this change in share capital is 11 203.

On 5 April 2004 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A., based on a sales agreement, 2 979 shares in the share capital of PHP "Mercus"-Sp. z o.o. Altogether, KGHM Polska Miedź S.A. is the owner of 5 307 shares of PHP "Mercus"-Sp. z o.o., representing 47.37% of the share capital and which grant the right to the same number of votes at the General Meeting (current report 17/2004 dated 6 April 2004).
The remaining shares in the share capital of PHP "Mercus"-Sp. z o.o. are owned by KGHM Metale S.A.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Marek Szczerbiak

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	27 April 2004	No of sheets:	1

Current report 25/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 16 April 2004 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company PHU "Lubinpex"-Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of PHU "Lubinpex"-Sp. z o.o. was increased by PLN 500 thousand through the creation of 10 000 shares having a nominal value of PLN 50 each. The new shares were obtained by PHP "Mercus"-Sp. z o.o. (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of PHU "Lubinpex"-Sp. z o.o. after registration amounts to PLN 4 215 thousand and is divided into 84 300 shares of PLN 50 each.
Following registration of this change in share capital, PHP "Mercus"-Sp. z o.o. owns 74 300 shares, representing 88.14% of the share capital of PHU "Lubinpex"-Sp. z o.o. and which grant the right to the same number of votes at the General Meeting.
The total number of votes arising from all issued shares after registration of this change in share capital is 84 300.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Krug

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2004 APR 30 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	27 April 2004	*No of sheets:*	*1*

Current report 23/2004

The Board of Management of KGHM Polska Miedź S.A. hereby wishes to announce that among the shareholders taking part in the Ordinary General Meeting of KGHM Polska Miedź S.A which was held on 16 April 2003, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Meeting:

The State Treasury – number of votes 88 567 589 – 76.36% of the number of votes participating in the Ordinary General Meeting.
Deutsche Bank Trust Company Americas - number of votes 12 027 142 – 10.36% of the number of votes participating in the Ordinary General Meeting.
PKO Bank Polski S.A. - number of votes 10 000 001 – 8.62% of the number of votes participating in the Ordinary General Meeting.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis:
(article 148, point 3 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz. 754 with later changes)

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Marek Szczerbiak